Filed Pursuant to Rule 433

Registration Statement No. 333-137902

February 12, 2008

Deutsche Bank Contingent Capital Trust III

Final Terms and Conditions as of February 12, 2008

Issuer:	Deutsche Bank Contingent Capital Trust III
Securities:	7.60% Cumulative and Noncumulative Trust Preferred Securities
Guarantor:	Full and unconditional guarantees of Deutsche Bank AG on a subordinated basis as set forth in the preliminary prospectus supplement dated February 11, 2008
Size:	70,000,000 trust preferred securities ($1,750,000,000)
Overallotment Option:	Yes (15 days), 10,500,000 trust preferred securities ($262,500,000)
Expected Ratings:	Aa3/A+/A+ (Moody’s/S&P/Fitch)(1)
Maturity Date:	Perpetual
Capital Payments:	7.60% per annum on the liquidation preference amount of $25 per trust preferred security
Type of Distributions:

Cumulative unless and until Deutsche Bank AG elects to qualify the Trust Preferred Securities as Tier 1 regulatory capital, and noncumulative thereafter. Deutsche Bank AG may elect to so qualify, on one or more occasions prior to February 20, 2013, all or a percentage of the Trust Preferred Securities amounting to at least 20% of the liquidation preference amount or an integral multiple thereof. The election may be done only in increments of 20%

1st Coupon:	May 20, 2008
Payment Dates:	Quarterly on the 20th of February, May, August and November
Optional Redemption:

At issuer’s option, on any distribution date on or after February 20, 2018 in connection with redemption of underlying Class B preferred securities at $25 per trust preferred security or at any time in the event of a tax or regulatory event

Liquidation Preference Amount / Par:	$25 per trust preferred security
Trade Date:	February 12, 2008
Settle:	February 20, 2008 (T+5)
Format:	SEC Registered
Clearing/Settlement:	DTC, including participants Euroclear and Clearstream
Initial Public Offering Price:	$25 per trust preferred security
Joint Book-Running Managers	Deutsche Bank Securities, Citi, Merrill Lynch & Co. (Physical Books) and Wachovia Securities
Senior Co-Managers:	Banc of America Securities LLC, Morgan Stanley and UBS Investment Bank
Co-Managers:	KeyBanc Capital Markets, Morgan Keegan & Company, Inc., SunTrust Robinson Humphrey and Wells Fargo Securities
CUSIP/ISIN:	25154A 108 / US25154A1088

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(1)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the trust preferred securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-866-217-9821, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.